Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, National Research Corporation (the “Company,” “we,” “us” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our common stock, par value $.001 (“Common Stock”).

The summary of the general terms and provisions of the Common Stock set forth below does not purport to be complete and is subject to and qualified by reference to the Company’s Amended and Restated Articles of Incorporation (“Articles”) and Bylaws (“Bylaws”), each of which is incorporated by reference as exhibits to the Annual Report on Form 10-K. For additional information, please read the Articles and Bylaws and the applicable provisions of the Wisconsin Business Corporation Law.

Authorized Capital Stock

Our authorized capital stock consists of 62,000,000 shares, consisting of: (i) 60,000,000 shares of Common Stock, par value $0.001 per share, and (ii) 2,000,000 shares of Preferred Stock, par value $0.01 per share. As of February 28, 2020, 25,027,889 shares of Common Stock were issued and outstanding, and no shares of our preferred stock were issued and outstanding.

Common Stock

After all cumulative dividends have been paid or declared and set apart for payment on any shares of preferred stock that are outstanding, the Common Stock is entitled to such dividends as may be declared from time to time by our board of directors in accordance with applicable law.

Except as provided under Wisconsin law and except as may be determined by our board of directors with respect to any series of preferred stock, only the holders of Common Stock shall be entitled to vote for the election of directors of the Company and on all other matters. Holders of Common Stock are entitled to one vote for each share of Common Stock held by them on all matters properly submitted to a vote of shareholders, subject to Section 180.1150 of the Wisconsin Business Corporation Law. Shareholders have no cumulative voting rights, which means that the holders of shares entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected.

All shares of Common Stock are entitled to participate equally in distributions in liquidation, subject to the prior rights of any preferred stock which may be outstanding. Holders of Common Stock have no preemptive rights to subscribe for or purchase shares of our capital stock. There are no conversion rights, sinking fund or redemption provisions applicable to Common Stock. The outstanding shares of our Common Stock are fully paid and nonassessable.

Our Common Stock is listed on the NASDAQ Global Market under the trading symbol “NRC.” The transfer agent for our Common Stock is American Stock Transfer & Trust Company LLC.

Preferred Stock

Pursuant to our Amended and Restated Articles of Incorporation, the board of directors has the authority, without further action by the shareholders, to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of our Common Stock. The board of directors, without shareholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. As a result, preferred stock could be issued quickly with terms calculated to delay or prevent a change of control of the company or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our Common Stock and may adversely affect the voting and other rights of the holders of Common Stock.

As of the date of the Annual Report on Form 10-K of which this Exhibit is a part, no shares of preferred stock are outstanding.

Anti-Takeover Effects of Various Provisions of Wisconsin Law and Our Amended and Restated Articles of Incorporation and By-Laws

Certain anti-takeover provisions in the Wisconsin Business Corporation Law are applicable to “resident domestic corporations” (we do not believe we are a resident domestic corporation but it is a fact-specific determination). Through Article 10 of our Amended and Restated Articles of Incorporation, we have elected to be treated as an “issuing public corporation” for purposes of the “Fair Price” and “Control Share” statutes described below. In addition, Article 9 of our Amended and Restated Articles of Incorporation incorporates a substantial portion of the “Business Combination” statute described below. Because these provisions are set forth in our Amended and Restated Articles of Incorporation rather than by statute, assuming we are not otherwise a resident domestic corporation, future amendments could eliminate or modify these provisions.

Control Share Statute. Section 180.1150 of the Wisconsin Business Corporation Law provides that the voting power of shares of public Wisconsin corporations such as us held by any person or persons acting as a group in excess of 20% of the voting power in the election of directors is limited to 10% of the full voting power of those shares. This statutory voting restriction does not apply to shares acquired directly from us or in certain specified transactions or shares for which full voting power has been restored pursuant to a vote of shareholders.

Fair Price Statute. Section 180.1130 to 180.1133 of the Wisconsin Business Corporation Law provide that some “business combinations” not meeting specified adequacy-of-price standards must be approved by a vote of at least 80% of the votes entitled to be cast by shareholders and by two-thirds of the votes entitled to be cast by shareholders other than a “significant shareholder” who is a party to the transaction. The term “business combination” is defined to include, subject to some exceptions, a merger or consolidation of us (or any subsidiary of ours) with, or the sale or other disposition of substantially all of our assets to, any significant shareholder or affiliate thereof. “Significant shareholder” is defined generally to include a person that is the beneficial owner of 10% or more of the voting power of the common stock.

Business Combinations. Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law regulate a broad range of “business combinations” between a Wisconsin corporation and an “interested stockholder.” Wisconsin Business Corporation Law defines a “business combination” to include a merger or share exchange, sale, lease, exchange, mortgage, pledge, transfer, or other disposition of assets equal to at least 5% of the market value of the stock or assets of a corporation or 10% of its earning power, issuance of stock or rights to purchase stock with a market value equal to 5% of the outstanding stock, adoption of a plan of liquidation, and certain other transactions involving an “interested stockholder.” An “interested stockholder” is defined as a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of a corporation, or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within the last three years. Sections 180.1140 to 180.1144 prohibit a corporation from engaging in a business combination (other than a business combination of a type specifically excluded from the coverage of the statute) with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in a person becoming an interested stockholder before such acquisition. Business combinations after the three-year period following the stock acquisition date are permitted only if:

●	the board of directors approved the acquisition of the stock prior to the acquisition date; or

●	the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested stockholder; or

●	the consideration to be received by shareholders meets certain requirements with respect to form and amount; or

●	the business combination is of a type specifically excluded from the coverage of the statute.

Our Amended and Restated Articles of Incorporation contain provisions that are similar to the provisions of Sections 180.1140 to 180.1144.

Section 180.1134 provides that, in addition to the vote otherwise required by law or the articles of incorporation of an issuing public corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. Under Section 180.1134, shareholder approval is required for the corporation to:

●

acquire more than 5% of the outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares; or

●

sell or option assets of the corporation that amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors and a majority of the independent directors vote not to have the provision apply to the corporation.

The restrictions described in the first bullet point above may have the effect of deterring a shareholder from acquiring our shares with the goal of seeking to have us repurchase such shares at a premium over the market price.

Under our Amended and Restated Articles of Incorporation and by-laws, our board of directors is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. The Amended and Restated Articles of Incorporation provide that any vacancies on the board of directors shall be filled only by the affirmative vote of a majority of the directors in office, even if less than a quorum. Any director so elected will serve until the next election of the class for which such director is chosen and until his or her successor is duly elected and qualified.

Our Amended and Restated Articles of Incorporation provide that any directors may be removed from office, but only for cause by the affirmative vote of at least 66-2/3% of all outstanding shares entitled to vote in the election of directors. However, if at least two-thirds of the board of directors plus one director vote to remove a director, such director may be removed without cause by a majority of the voting power of our outstanding shares of capital stock entitled to vote thereon.

In addition, our by-laws establish a procedure that shareholders seeking to call a special meeting of shareholders must satisfy. This procedure involves notice to us, our receipt of written demands for a special meeting from holders of 10% or more of the issued and outstanding shares of Common Stock, a review of the validity of such demands by an independent inspector appointed by us and the fixing of the record and meeting dates by the board of directors. In addition, shareholders demanding such a special meeting must deliver to us a written agreement to pay the costs we incur in holding a special meeting, including the costs of preparing and mailing the notice of meeting and the proxy material for our solicitation of proxies for use at such meeting, in the event such shareholders are unsuccessful in their proxy solicitation.

Our by-laws also provide the board of directors with discretion in postponing shareholder meetings, including, within some limits, special meetings of shareholders. Additionally, the chief executive officer or the board of directors, acting by resolution, may adjourn a shareholder meeting at any time prior to the transaction of business at such meeting. Our by-laws also contain strict time deadlines and procedures applicable to shareholders seeking to nominate a person for election as a director or to otherwise bring business before a meeting.

These provisions of our Articles and Bylaws and the Wisconsin Business Corporation Law could have the effect of delaying or preventing a change of control of the Company.